FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For  the month  of August,  2011
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed third a quarter results ended June, furnished by the
Registrant under this Form 6 K, is incorporated by reference into (i) the Registration Statements on
Form S 8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in
connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive
Scheme, (iii) the Registration Statements on Form S 8 of the Registrant filed December 15, 2004 and
December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and
(iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6 K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) (iv)
above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following autionary statement. Except for historical information contained herein, statements contained in his Report on Form 6 K may constitute “forward looking statements” within the meaning of the Reform Act.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”,
“should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward looking statements. In addition, this Report on Form 6 K may include forward looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk.
Reliance should not be placed on forward looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the
Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

·     the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

·     the impact on the business of the global economic downturn;

·    unanticipated production disruptions (including as a result of planned or unexpected power outages);

·    changes in environmental, tax and other laws and regulations;

·    adverse changes in the markets for our products;

·    consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

·     adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

·     the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

·     currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20
F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6 K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward looking statements. These forward looking statements are made as of the date of the submission of this Report on Form 6 K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

3rd
Quarter results
for the period ended
June 2011
Form S-8 Version

* for the period ended June 2011
Coated fine paper 62%
Uncoated fine paper 8%
Specialities 7%
Commodity paper 7%
Pulp 15%
Other 1%
Sales by product group*
North America 20%
Europe 55%
Southern Africa 25%
Sales by source*
North America 22%
Europe 47%
Southern Africa 13%
Asia and other 18%
Sales by destination*
3rd Quarter Results
Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and chemical cellulose products and related services and innovations.
Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and chemical cellulose.
Our chemical cellulose products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.
The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to ‘pulp neutral’, meaning that we sell almost as much pulp as we buy.

Third Quarter Results
Quarter ended
Nine months ended
Jun 2011
Jun 2010      Mar 2011
Jun 2011
Jun 2010
Key figures: (US$ million)
Sales
1,802
1,602           1,824
5,499
4,798
Operating profit (loss)
54
154               (1)
174
183
Special items – losses (gains)
(1)
6
(79)            128
150
27
Operating profit excluding special items
(2)
60
75               127
324
210
Basic (loss) earnings per share (US cents)
(13)
12               (14)
(20)
(3)
Key ratios: (%)
Operating profit (loss) to sales
3.0
9.6              (0.1)
3.2
3.8
Operating profit excluding special items
to sales
3.3
4.7                7.0
5.9
4.4
(1)
Refer to note 8 to the group results for details on special items.
(2)
Refer to note 8 to the group results for the reconciliation of operating profit excluding special items to segment operating profit.
Operating profit US$54 million; Q3 2010 US$154 million
Operating profit excluding special items US$60 million; Q3 2010 US$75 million
General economic uncertainty, particularly in Europe
North American and chemical cellulose businesses continue to perform strongly
Planned annual maintenance shuts at major pulp mills
High input costs only partly offset by higher prices
Loss per share 13 US cents; Q3 2010 EPS 12 US cents
Financial summary for the quarter

Third Quarter Results
Commentary on the quarter
Operating profit for the quarter was impacted as expected by the planned annual maintenance shuts at a number of our major pulp mills and seasonal factors. In addition, weaker than expected demand for coated woodfree paper in Europe resulting from continuing uncertainty in economic conditions unfavourably affected operating profit. For the nine months, operating profit excluding special items was more than 50%
higher than the equivalent period last year.
Sales for the quarter were US$1.8 billion, an increase of 12% in US dollar terms compared to the third quarter last year and at a similar level to the quarter ended March 2011. Average prices realised in
US Dollar terms were 16% higher than a year ago. Excluding the effect of translation from Euro and Rand to a relatively weaker US Dollar, average prices in local currencies increased 5%.
High input costs remained a challenge in each of our businesses and are reflected in an increase in variable costs per ton of 18%. In local currency terms, variable costs per ton increased 6% compared to the equivalent quarter last year. In order to reduce the impact of high raw material prices, we continue to seek innovations with regard to the sourcing and the use of raw materials.
Operating profit excluding special items for the quarter was US$60 million compared to US$75 million in the equivalent quarter last year. Special items of US$6 million for the quarter included a plantation fair value adjustment and Black Economic Empowerment charges.
Net finance costs for the quarter include breakage costs and the accelerated amortisation of fees of
US$43 million in connection with the debt restructuring completed during the quarter in order to extend debt maturities and reduce future finance costs. We expect quarterly net finance costs of approximately
US$60 million after the refinancing.
The loss per share for the quarter was 13 US cents (including a loss of 9 US cents in respect of special items and once-off debt restructuring costs) compared to earnings of 12 US cents (including a gain of
10 US cents in respect of special items).
Cash flow and debt
Cash generated from operations for the quarter was US$148 million, compared to US$188 million in the equivalent quarter last year.
Working capital increased by US$46 million during the quarter, largely as a result of reduced accounts payable, compared to an increase of US$84 million a year ago.
Capital expenditure was US$69 million for the quarter and US$161 million year-to-date. We expect the full year capital expenditure to be less than US$250 million.
Liquidity remained strong with cash on hand of US$362 million and the undrawn committed revolving credit facility of €350 million (US$508 million), at quarter end.

Third Quarter Results
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                         ended
Jun 2011
Jun 2010
%
Mar 2011
US$ million
US$ million
change
US$ million
Sales
1,350
1,220                11
1,389
Operating profit (loss)
28
36              (22)
(42)
Operating profit (loss) to sales (%)
2.1
3.0                  –
(3.0)
Special items – losses
2
1              100
113
Operating profit excluding special items
30
37             (19)
71
Operating profit excluding special items
to sales (%)
2.2
3.0                  –
5.1
The North American business’ performance improved during the quarter; however, the margins in our
European business declined resulting in a reduction in the operating profit excluding special items of the fine paper business.

Third Quarter Results
Europe
Quarter
Quarter
Quarter
ended
ended                %                 %
ended
Jun 2011
Jun 2010     change
change
Mar 2011
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
979
873              12
1
1,017
Operating (loss) profit
(4)
11                 –                  –
(83)
Operating (loss) profit to sales (%)
(0.4)
1.3                 –                   –
(8.2)
Special items – losses
2
2                 –                   –
114
Operating (loss) profit excluding
special items
(2)
13                  –                  –
31
Operating (loss) profit excluding
special items to sales (%)
(0.2)
1.5                  –                  –
3.0
Although volumes sold for the nine months ended June 2011 are 4% above the equivalent period last year, volumes sold for the quarter were 3% lower than a year ago. Coated woodfree sales volumes declined in the quarter compared to a year ago, but coated mechanical volumes increased.
Average prices realised for the quarter were 4% higher than the equivalent quarter last year and similar to the quarter ended March 2011.
High pulp and other raw material prices continued to impact margins. Margins on our exports were further impacted by the 11% stronger Euro to US Dollar exchange rate, compared to the equivalent quarter last year.

Third Quarter Results
North America
Quarter
Quarter
Quarter
ended
ended                                         ended
Jun 2011
Jun 2010
%
Mar 2011
US$ million
US$ million
change
US$ million
Sales
371
347                  7
372
Operating profit
32
25
28
41
Operating profit to sales (%)
8.6
7.2                  –
11.0
Special items – gains
–
(1)
–
(1)
Operating profit excluding special items
32
24
33
40
Operating profit excluding special items
to sales (%)
8.6
6.9                  –
10.8
The business continued to perform strongly. Volumes sold for the quarter increased by 3% compared to the equivalent quarter last year. Demand for coated web was soft in the first two months of the quarter but experienced a significant seasonal rebound in June and into the fourth financial quarter.
Average prices realised were 5% higher than a year ago and slightly higher than the quarter ended
March 2011, reflecting higher prices realised for coated paper and speciality casting release paper.
Raw material prices, including wood, energy and chemicals, increased sharply during the quarter.

Third Quarter Results
Sappi Southern Africa
Quarter
Quarter
Quarter
ended
ended                %                %
ended
Jun 2011
Jun 2010     change
change
Mar 2011
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
452
382
18
6
435
Operating profit
22
118
(81)
(83)
39
Operating profit to sales (%)
4.9
30.9                –                  –
9.0
Special items – losses (gains)
4
(83)               –
–
14
Operating profit excluding
special items
26
35
(26)
(33)
53
Operating profit excluding
special items to sales (%)
5.8
9.2
–
–
12.2
The business’ performance was unfavourably impacted by extended planned annual maintenance shuts at Ngodwana and Saiccor mills during the quarter.
Demand and pricing for chemical cellulose was strong in the quarter, resulting in a good performance for the chemical cellulose business.
In the domestic market, sales volumes of paper and packaging paper was lower than a year ago, largely as a result of increased competition from imports, partly due to the relatively strong Rand to the US Dollar.
Plans to restructure the paper and packaging business in order to improve the profitability in conjunction with the approximately US$340 million conversion of the Ngodwana pulp mill to chemical cellulose production are progressing. We expect to announce details of these restructuring plans before the end of the calendar year.

Third Quarter Results
Outlook
Market conditions remain challenging and uncertain, particularly in Europe. Nevertheless we are entering the typically busiest period for coated paper. Order inflows in North America remain firm and in Europe we are expecting some improvement from the levels of the previous quarter.
We expect that the realisation of the benefits of our cost and capacity management activities in Europe will commence in the fourth financial quarter. Coated paper production at Biberist Mill in Switzerland ceased during July. Going forward, we expect savings of US$50 million per annum as a result of the closure. In addition, as previously announced, we will start to benefit from a further US$50 million per annum in fixed and variable cost saving measures towards the end of the fourth quarter.
Raw material input costs have continued to rise, in line with other commodity prices. Pulp prices remain high but there have been reductions in some regions from the peaks reached during the previous quarter.
High pulp prices are favourable for our North American and Southern African businesses, which are net sellers of pulp, but unfavourable for our European business, which is a net buyer of pulp.
Our Southern African business has a strong order book for chemical cellulose and expects an improvement in demand for packaging paper in the domestic market. The domestic market, particularly for printing and writing paper, remains highly competitive as a result of the strong Rand relative to the US Dollar, which has led to increased competition from imports. The business’ performance for the quarter will be significantly impacted by the industry-wide strike of about three weeks in July over wage negotiations.
We expect considerable improvement in operating profit (excluding special items) during our fourth financial quarter compared to the third financial quarter; however, it is likely to be well short of the level achieved in the equivalent quarter last year. Nevertheless, we expect a much-improved operating profit
(excluding special items) for the full year, compared to the 2010 financial year. We anticipate strong cash generation in our fourth quarter and positive cash generation for the full year.
Directorate
During the quarter we announced that following the retirement in December 2010 of Mr H C (Helmut)
Mamsch and in line with the Sappi Board’s succession planning, two independent non-executive directors will join the board later this year. Mr M A (Mike) Fallon will join the board with effect from 01 September 2011 and Mr G P F (Frits) Beurskens with effect from 01 October 2011.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
04 August 2011
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
NYSE Code: SPP

Third Quarter Results
Condensed group income statement
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
Note
US$ million
US$
million
US$ million
US$
million
Sales
1,802
1,602
5,499
4,798
Cost of sales
1,639
1,314
4,872
4,288
Gross profit
163
288
627
510
Selling, general and administrative expenses
107
108
328
329
Other operating expenses
4
29
131
9
Share of profit from associates and
joint ventures
(2)
(3)
(6)
(11)
Operating profit 2
54
154
174
183
Net finance costs
112
57
251
192
Net interest
121
68
276
226
Net foreign exchange gains
(3)
(7)
(10)
(16)
Net fair value gains on financial instruments
(6)
(4)
(15)
(18)
(Loss) profit before taxation
(58)
97
(77)
(9)
Taxation
10
33
28
9
Current
8
(2)
12
1
Deferred
2
35
16
8
(Loss) profit for the period
(68)
64
(105)
(18)
Basic (loss) earnings per share
(US cents)
(13)
12
(20)
(3)
Weighted average number of shares
in issue (millions)
519.9
516.0
519.7
515.7
Diluted basic (loss) earnings per share
(US cents)
(13)
12
(20)
(3)
Weighted average number of shares on fully
diluted basis (millions)
519.9
517.6
519.7
515.7
Condensed group statement of comprehensive income
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
US$ million
US$
million
US$ million
US$
million
(Loss) profit for the period
(68)
64
(105)
(18)
Other comprehensive (loss) income,
net of tax
(3)
(54)
80
(78)
Exchange differences on translation of
foreign operations
(6)
(43)
63
(69)
Movements in hedging reserves
3
(11)
18
(9)
Deferred tax effects on above
–
–
(1)
–
Total comprehensive (loss) income for
the period
(71)
10
(25)
(96)

Third Quarter Results
Condensed group balance sheet
Jun 2011
Sept 2010
US$ million
US$ million
ASSETS
Non-current assets
4,608
4,653
Property, plant and equipment
3,607
3,660
Plantations
695
687
Deferred taxation
57
53
Other non-current assets
249
253
Current assets
2,280
2,531
Inventories
949
836
Trade and other receivables
969
903
Cash and cash equivalents
362
792
Total assets
6,888
7,184
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,884
1,896
Non-current liabilities
3,007
3,249
Interest-bearing borrowings
2,033
2,317
Deferred taxation
421
386
Other non-current liabilities
553
546
Current liabilities
1,997
2,039
Interest-bearing borrowings
801
691
Bank overdraft
3
5
Other current liabilities
1,167
1,307
Taxation payable
26
36
Total equity and liabilities
6,888
7,184
Number of shares in issue at balance sheet date (millions)
520.4
519.5

Third Quarter Results
Condensed group statement of cash flows
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
US$ million
US$
million
US$ million
US$
million
(Loss) profit for the period
(68)
64
(105)
(18)
Adjustment for:
Depreciation, fellings and amortisation
125
116
378
365
Taxation
10
33
28
9
Net finance costs
112
57
251
192
Defined post-employment benefits
(17)
(15)
(50)
(48)
Plantation fair value adjustment
(21)
(123)
(44)
(50)
Asset impairments (impairment reversals)
–
1
69
(12)
Restructuring provisions
2
5
68
46
Black Economic Empowerment charge
1
23
3
23
Other non-cash items
4
27
17
48
Cash generated from operations
148
188
615
555
Movement in working capital
(46)
(84)
(364)
(186)
Net finance costs
(40)
(35)
(194)
(128)
Taxation paid
(17)
(4)
(31)
(8)
Cash retained from operating activities
45
65
26
233
Cash utilised in investing activities
(65)
(41)
(142)
(130)
(20)
24
(116)
103
Cash effects of financing activities
(190)
(179)
(364)
(244)
Net movement in cash and cash equivalents
(210)
(155)
(480)
(141)
Condensed group statement of changes in equity
Nine months
Nine
months
ended
ended
Jun 2011
Jun
2010
US$ million
US$
million
Balance – beginning of period
1,896
1,794
Total comprehensive loss for the period
(25)
(96)
Costs directly attributable to the rights offer
–
(5)
Issue of new shares
–
19
Transfers from (to) the share purchase trust
6
(6)
Transfers of vested share options
(7)
–
Share-based payment reserve
14
13
Balance – end of period
1,884
1,719

Third Quarter Results
Notes to the condensed group results
1.    Basis of preparation
The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices
Board and the information required by IAS 34 “Interim Financial Reporting”. They are based on appropriate accounting policies which have been consistently applied with those applied in the financial statements for the year ended September 2010 and which are supported by reasonable and prudent judgements, including those involving estimations.
The nine months ended June 2011 consists of 40 weeks compared to the prior year’s nine months which consisted of 39 weeks.
The results are unaudited.
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
US$ million
US$
million
US$ million
US$
million
2.    Operating profit
Included in operating profit are
the following non-cash items:
Depreciation and amortisation
104
101
314
315
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
21
15
64
50
Growth
(23)
(15)
(60)
(48)
(2)
–
4
2
Plantation price fair value adjustment
2
(108)
16
(2)
–
(108)
20
–
Included in other operating expenses
(income) are the following:
Asset impairments (impairment
reversals)
–
1
69
(12)
Loss on disposal of property,
plant and equipment
–
–
–
1
Profit on disposal of investment
–
–
–
(1)
Restructuring provisions
2
5
68
46
Black Economic Empowerment
charge
1
23
3
23
Fuel tax credit
–
–
–
(51)
3.    Capital expenditure
Property, plant and equipment
69
42
161
120
Jun 2011
Sept
2010
US$ million
US$
million
4.    Capital commitments
Contracted
89
62
Approved but not contracted
(1)
515
109
604
171
(1)
Includes approximately US$342 million related to our recently announced chemical cellulose expansion.
5.    Contingent liabilities
Guarantees and suretyships
49
48
Other contingent liabilities
22
8
71
56

Third Quarter
Results
6.    Material balance sheet movements compared to September 2010
Cash and cash equivalents and other current liabilities
The decrease in cash and cash equivalents and in other current liabilities is largely due to the timing of creditor payments as a result of the calendar month-end falling before the fiscal month-end when creditor payments fell due.
Cash and cash equivalents and interest-bearing borrowings
In March 2011, we utilised some of our cash resources to repay US$150 million principal amount of the outstanding US$500 million 6.75% Guaranteed Notes due June 2012.

In April 2011, we issued approximately US$705 million Senior Secured Notes split into a 10-year US$350 million tranche and a 7-year €250 million tranche that were issued at par and both Notes bear interest at a rate of
6.625% per annum. The net proceeds of the Notes were used to redeem the remaining US$350 million of our
6.75% Guaranteed Notes due June 2012 and to repay €200 million of our OeKB Term Loan Facility. At the same time, our existing undrawn revolving credit facility maturing 2012 was increased from a €209 million to a €350 million facility and extended to 2016. We repaid the remaining €120 million of our OeKB Term Loan balance from cash resources in June 2011.

Sappi Southern Africa (Pty) Ltd issued a ZAR500 million (US Dollar fixed rate bond ‘SSA01’ on 28 June 2011 at a 150 basis points spread over the government reference rate and an all in coupon rate of 9.63%. The bond is repayable on 28 June 2016, with coupons payable semi-annually on 28 June and 28 December of each year. The proceeds of the bond will be used to partially refinance the ZAR1 billion maturing SMF2 bond on 14 October 2011 – the balance will be paid from own cash generated.

In addition, there were transfers of US$191 million from non-current interest-bearing borrowings to current interest-bearing borrowings of loans falling due in the next 12 months.
7.    Post balance sheet event
On 03 August 2011, we announced the closure of Adamas Mill in South Africa. The estimated cost of closure is US$5 million.
8.    Segment information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
Jun 2011
Jun 2010
Jun 2011
Jun 2010
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
344
335
1,057
1,002
Europe
909
939
2,903
2,802
Total
1,253
1,274
3,960
3,804
Southern Africa – Pulp and paper
406
416
1,272
1,291
Forestry
252
292
688
704
Total
1,911
1,982
5,920
5,799

Third Quarter Results
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
US$ million
US$
million
US$ million
US$
million
Sales
Fine Paper –
North America
371
347
1,125
1,009
Europe
979
873
3,023
2,675
Total
1,350
1,220
4,148
3,684
Southern Africa –
Pulp and paper
430
361
1,291
1,062
Forestry
22
21
60
52
Total
1,802
1,602
5,499
4,798
Operating profit (loss)
excluding special items
Fine Paper –
North America
32
24
95
82
Europe
(2)
13
63
42
Total
30
37
158
124
Southern Africa
26
35
158
76
Unallocated and eliminations
(1)
4
3
8
10
Total
60
75
324
210
Special items – losses (gains)
Fine Paper –
North America
–
(1)
(1)
(51)
Europe
2
2
116
10
Total
2
1
115
(41)
Southern Africa
4
(83)
31
48
Unallocated and eliminations
(1)
–
3
4
20
Total
6
(79)
150
27
Segment operating profit (loss)
Fine Paper –
North America
32
25
96
133
Europe
(4)
11
(53)
32
Total
28
36
43
165
Southern Africa
22
118
127
28
Unallocated and eliminations
(1)
4
–
4
(10)
Total
54
154
174
183
EBITDA excluding special items
Fine Paper –
North America
50
42
150
140
Europe
57
68
238
220
Total
107
110
388
360
Southern Africa
53
62
242
154
Unallocated and eliminations
(1)
4
4
8
11
Total
164
176
638
525
Segment assets
Fine Paper –
North America
916
949
916
949
Europe
2,216
2,070
2,216
2,070
Total
3,132
3,019
3,132
3,019
Southern Africa
2,072
1,785
2,072
1,785
Unallocated and eliminations
(1)
72
49
72
49
Total
5,276
4,853
5,276
4,853
(1)
Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Third Quarter Results
Reconciliation of operating profit excluding special items to segment operating profit
(1)
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
Operating profit excluding special items
60
75
324
210
Special Items
(6)
79
(150)
(27)
Plantation price fair value adjustment
(2)
108
(16)
2
Restructuring provisions
(2)
(5)
(68)
(46)
Loss on disposal of property,
plant and equipment
–
–
–
(1)
Profit on disposal of investment
–
–
–
1
Asset (impairments) impairment reversals
–
(1)
(69)
12
Fuel tax credit
–
–
–
51
Black Economic Empowerment charge
(1)
(23)
(3)
(23)
Insurance recoveries
(1)
1
10
1
Fire, flood, storm and related events
–
(1)
(4)
(24)
Segment operating profit
54
154
174
183
(1)
In compliance with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled operating profit (loss) excluding special items to operating profit. Operating profit (loss) excluding special items represents operating profit before special items. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit of loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment or plantations and alternative fuel mixture tax credits receivable in cash. We use operating profit (loss) excluding special items as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit (loss)
excluding special items is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit
(loss) excluding special items is a useful measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit (loss) excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit
(loss) excluding special items differently, so making comparisons among companies on this basis should be done very carefully.
Operating profit (loss) excluding special items is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
Reconciliation of EBITDA excluding special items and operating profit excluding special items to
(loss) profit before taxation
EBITDA excluding special items
164
176
638
525
Depreciation and amortisation
(104)
(101)
(314)
(315)
Operating profit excluding special items
60
75
324
210
Special items – (losses) gains
(6)
79
(150)
(27)
Net finance costs
(112)
(57)
(251)
(192)
(Loss) profit before taxation
(58)
97
(77)
(9)
Reconciliation of segment assets to total assets
Segment assets
5,276
4,853
5,276
4,853
Deferred taxation
57
49
57
49
Cash and cash equivalents
362
534
362
534
Other current liabilities
1,167
1,062
1,167
1,062
Taxation payable
26
43
26
43
Liabilities associated with assets
held for sale
–
19
–
19
Total assets
6,888
6,560
6,888
6,560

Third Quarter Results
Supplemental information
1.    Headline (loss) earnings per share
(1)
Headline (loss) earnings per share (US cents)
(13)
13
(8)
(6)
Weighted average number of shares
in issue (millions)
519.9
516.0
519.7
515.7
Diluted headline (loss) earnings per share
(US cents)
(13)
12
(8)
(6)
Weighted average number of shares on
fully diluted basis (millions)
519.9
517.6
519.7
515.7
Calculation of headline (loss) earnings
(1)
(Loss) profit for the period
(68)
64
(105)
(18)
Asset impairments (impairment reversals)
–
1
69
(12)
Loss on disposal of property,
plant and equipment
–
–
–
1
Profit on disposal of investment
–
–
–
(1)
Tax effect of above items
2
–
(3)
–
Headline (loss) earnings
(66)
65
(39)
(30)
(1)
Headline earnings disclosure is required by the JSE Limited.
2.    Exchange rates
Jun                   Mar                Dec
Sept
Jun
2011                 2011              2010           2010
2010
Exchange rates:
Period end rate: US$1 = ZAR
6.7300
6.6978            6.6190       7.0190
7.6250
Average rate for the Quarter: US$1 = ZAR
6.7890
6.9963            6.9464       7.3517
7.5821
Average rate for the YTD: US$1 = ZAR
6.8941
6.9476            6.9464       7.4917
7.5610
Period end rate: €1 = US$
1.4525
1.4231            1.3380       1.3491
1.2377
Average rate for the Quarter: €1 = US$
1.4398
1.3702            1.3516       1.2871
1.2937
Average rate for the YTD: €1 = US$
1.3890
1.3645            1.3516       1.3658
1.3845
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Quarter
Quarter
Nine months
Nine
months
ended
ended
ended
ended
Jun 2011
Jun
2010
Jun 2011
Jun
2010
US$ million
US$
million
US$ million
US$
million

Third Quarter Results
* Historic share prices revised to reflect rights offer
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
ZAR
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Apr 10
Oct 10
Jan 11
Jul 10
Jul 07
Oct 07
Jan 08
Apr 08
0
10
20
30
40
50
60
70
80
90
Apr 11
Jul 11
US$
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Apr 10
Oct 10
Jan 11
Jul 10
Jul 07
Oct 07
Jan 08
Apr 08
0
2
4
6
8
10
12
14
Jul 11
Apr 11

Third Quarter Results
Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

Notes:

this report is available on the Sappi website
www.sappi.com

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 04, 2011
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By:    /s/